Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "GLMX TECHNOLOGIES, LLC" IS DULY FORMED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE NINTH DAY OF AUGUST, A.D. 2024.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "GLMX TECHNOLOGIES, LLC" WAS FORMED ON THE FIRST DAY OF JUNE, A.D. 2017.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL TAXES HAVE BEEN PAID TO DATE.



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Jeffrey W. Bullock, Secretary of State

6431092 8300

SR# 20243369882

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 204124478

Date: 08-09-24